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                            January 4, 2021

       Sean F. McClain
       President and Chief Executive Officer
       Montauk Renewables, Inc.
       680 Andersen Drive, 5th Floor
       Pittsburgh, PA 15220

                                                        Re: Montauk Renewables,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 23,
2020
                                                            File No. 333-251312

       Dear Mr. McClain:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Security Ownership of Certain Beneficial Owners and Management, page 138

   1. We note your revised disclosure in response to prior comment 4 and reissue the comment in part. Please
disclose the natural person or persons who exercise voting or dispositive control over the shares
beneficially owned by Swisspartners Marcuard Heritage and
                                                        Compagnie Financiere
Boshoff. See Item 403 of Regulation S-K and Exchange Act Rule
                                                        13d-3.
 Sean F. McClain
Montauk Renewables, Inc.
January 4, 2021
Page 2

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff
Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763 or
Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameSean F. McClain
                                                            Division of
Corporation Finance
Comapany NameMontauk Renewables, Inc.
                                                            Office of Energy &
Transportation
January 4, 2021 Page 2
cc:       Amy Pandit
FirstName LastName